February 4, 2008

Re:	Hitachi, Ltd. Form 20-F for the Fiscal Year Ended March 31, 2007

File No. 001-08320

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. O’Brien:

Hitachi, Ltd. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated January 29, 2008 (the “Comment Letter”) regarding the Company’s above-referenced filing of Form 20-F.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants and our firm, Davis Polk & Wardwell. However, in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about February 29, 2008.

Mr. Terence O’Brien	February 4, 2008

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me (Tel.: +81-3-5561-4430; Fax: +81-3-5561-4425) with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Theodore A. Paradise
Theodore A. Paradise

cc:	Mr. Masahiro Jinzu

Via EDGAR SUBMISSION and COURIER